Exhibit 16

FOR IMMEDIATE RELEASE
March 31, 2004

Contact:

Tom Donnelly
President and Chief Financial Officer
Net Perceptions, Inc.
952-842-5400
tdonnelly@netperceptions.com

Net Perceptions Announces Closing of Thalveg Transaction

MINNEAPOLIS —March 31, 2004 —Net Perceptions, Inc. (Nasdaq: NETP) today announced that it had closed the previously announced transaction with Thalveg Data Flow LLC pursuant to which it received $1.8 million for the sale of its patent portfolio and a royalty-free license back under the transferred patents.

Net Perceptions also announced that it had granted to a software company a non-exclusive source code license to a portion of the Company’s intellectual property and sold certain technology related to a product discontinued in 2002. The aggregate consideration for the sale and license was $325,000.